 SC 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BeiGene, Ltd.

(Name of issuer)

ORDINARY SHARES, $0.0001 PAR VALUE PER SHARE

(Title of class of securities)

07725L 102**

(CUSIP number)

February 8, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ACT”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP applies to the American Depository Shares, each representing thirteen Ordinary Shares.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No. 07725L 102	Page 1 of 7

(1)	Names of reporting persons Merck & Co., Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 31,589,038
(7) Sole dispositive power 0
(8) Shared dispositive power 31,589,038
(9)	Aggregate amount beneficially owned by each reporting person 31,589,038
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.4%*
(12)	Type of reporting person (see instructions) HC

*Based on 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information received from the Issuer on February 9, 2016.

SCHEDULE 13G

CUSIP No. 07725L 102	Page 2 of 7

(1)	Names of reporting persons Merck Sharp & Dohme Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New Jersey
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 31,589,038
(7) Sole dispositive power 0
(8) Shared dispositive power 31,589,038
(9)	Aggregate amount beneficially owned by each reporting person 31,589,038
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.4%*
(12)	Type of reporting person (see instructions) CO

*Based on 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information received from the Issuer on February 9, 2016.

SCHEDULE 13G

CUSIP No. 07725L 102	Page 3 of 7

(1)	Names of reporting persons Merck Sharp & Dohme Research GmbH
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 31,589,038
(7) Sole dispositive power 0
(8) Shared dispositive power 31,589,038
(9)	Aggregate amount beneficially owned by each reporting person 31,589,038
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.4%*
(12)	Type of reporting person (see instructions) FI

*Based on 427,442,865 Ordinary Shares outstanding as of February 8, 2016, according to information received from the Issuer on February 9, 2016.

ITEM 1.

(a) Name of Issuer: BeiGene, Ltd.

(b) Address of Issuer’s Principal Executive Offices: c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands

ITEM 2.

(a) Name of Person Filing:

(1) Merck & Co., Inc.

(2) Merck Sharp & Dohme Corp.

(3) Merck Sharp & Dohme Research GmbH

(b) Address of Principal Business Office, or if None, Residence:

(1) Merck & Co., Inc.: 2000 Galloping Hill Road, Kenilworth, NJ 07033

(2) Merck Sharp & Dohme Corp.: One Merck Drive, Whitehouse Station, NJ 08889

(3) Merck Sharp & Dohme Research GmbH: Weystrasse 20, CH-6000, Lucerne 6, Switzerland

(c) Citizenship:

(1) Merck & Co., Inc.: New Jersey

(2) Merck Sharp & Dohme Corp.: New Jersey

(3) Merck Sharp & Dohme Research GmbH: Switzerland

(d) Title of Class of Securities:

Ordinary Shares, $0.0001 Par Value Per Share

(e) CUSIP Number: 07725L 102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 31,589,038

The reported securities are owned directly by Merck Sharp & Dohme Research GmbH (“MSDRG”), which is a wholly owned subsidiary of Merck Sharp & Dohme Corp. (“MSD”), which is a wholly owned subsidiary of Merck & Co., Inc. (“Merck”). MSD and Merck are indirect beneficial owners of the reported securities.

(b) Percent of class: 7.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See Cover Pages Items 5-9.

(ii) Shared power to vote or to direct the vote: See Cover Pages Items 5-9.

(iii) Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

(iv) Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

The reported securities are owned directly by MSDRG, which is a wholly owned subsidiary of MSD, which is a wholly owned subsidiary of Merck. MSD and Merck are indirect beneficial owners of the reported securities.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCK SHARP & DOHME RESEARCH GMBH /s/ Katie Fedosz	02/12/2016
Katie Fedosz, as Attorney-in-Fact	Date
MERCK SHARP & DOHME CORP. /s/ Katie Fedosz	02/12/2016
Katie Fedosz, as Assistant Secretary	Date
MERCK & CO., INC. /s/ Katie Fedosz	02/12/2016
Katie Fedosz, as Senior Assistant Secretary	Date

Remarks

Ms. Katie Fedosz is signing as Attorney-in-Fact pursuant to power of attorney dated February 8, 2016 granted by Merck Sharp & Dohme Research GmbH, a copy of which is filed as Exhibit 24.1 to this Schedule 13G.

EXHIBIT INDEX

Ex. 24.1 - Power of Attorney dated February 8, 2016,

Ex. 99.1 - Joint Filing Agreement dated February 12, 2016.